The Prudential

Insured     Rider for Policy No.

This contract is issued as a conversion from an earlier contract.

The period we state under Incontestability in this contract will start on the issue date of the earlier contract. But if that contract was reinstated before the date of this contract, for reinstatement we will have the right to use as a basis for a contest of this contract the statements that were made to us at the time. The period during which we will have that right will be period we state under Incontestability in this contract; it will start on the date of reinstatement.

The period we state under Suicide Exclusion in this contract will start on the issue date of earlier contract.

The Prudential Insurance Company of America,

By: /s/ Dorothy K. Light

Secretary

ORD 86311-88